UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

CBS 401(k) PLAN
(Full title of the plan)

VIACOMCBS INC.
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

CBS 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2019 AND 2018

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	S - 1

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 2

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the ViacomCBS Administrative Committee and Plan Participants of CBS 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CBS 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule of Assets (Held at End of Year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 25, 2020

We have served as the Plan’s auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the Plan.

CBS 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2019	2018
Assets
Investments, at fair value	$3,006,681	$2,593,649
Synthetic guaranteed investment contracts, at contract value	969,359	1,061,103
Receivables:
Notes receivable from participants	25,028	26,197
Employee contributions	—	1,244
Employer contributions	2,536	2,662
Interest and dividends	3,787	3,704
Due from broker for securities sold	942	51
Total assets	4,008,333	3,688,610
Liabilities
Accrued expenses	1,423	1,297
Due to broker for securities purchased	795	97
Total liabilities	2,218	1,394
Net assets available for benefits	$4,006,115	$3,687,216
The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2019
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$585,622
Interest	20,647
Dividends	12,258
Interest income on notes receivable from participants	1,331
Contributions:
Employee	108,117
Employer	33,900
Rollover	26,424
Total additions	788,299
Deductions from net assets attributed to:
Benefits paid to participants	(466,583)
Plan expenses	(2,817)
Total deductions	(469,400)
Net increase	318,899
Net assets available for benefits, beginning of year	3,687,216
Net assets available for benefits, end of year	$4,006,115
The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - MERGER WITH VIACOM INC.
On December 4, 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the combined company changed its name to ViacomCBS Inc. (“ViacomCBS” or the “Company”). At the Effective Time, (1) each share of Viacom Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class A Common Stock, and (2) each share of Viacom Class B Common Stock (together with Viacom Class A Common Stock, the “Viacom Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares held directly by Viacom as treasury shares or held by CBS, was converted automatically into 0.59625 shares of ViacomCBS Class B Common Stock. At the Effective Time, each share of CBS Class A Common Stock and each share of CBS Class B Common Stock (together with CBS Class A Common Stock, the “CBS Common Stock”) issued and outstanding immediately prior to the Effective Time, remained an issued and outstanding share of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock, respectively, and was not affected by the Merger.

NOTE 2 - PLAN DESCRIPTION
The following is a brief description of the CBS 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document, as amended, for more complete information regarding the Plan.

The Plan, sponsored by the Company, is a defined contribution plan offered on a voluntary basis to eligible employees of the Company and each of its subsidiaries that is included for participation.

Eligible full-time, newly hired employees may enroll in the Plan immediately or are automatically enrolled following 60 days after hire or rehire and attainment of age 21, unless they elect not to participate. Part-time employees are automatically enrolled in the Plan on the first day of the month following the attainment of age 21 and completion of 1,000 hours of service within a consecutive twelve-month period, unless they already voluntarily enrolled upon meeting the age and service requirements or have elected not to participate. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the ViacomCBS Administrative Committee (the “Administrative Committee”), which assumed the oversight, authority and roles with respect to the Plan previously granted to the CBS Corporation Retirement Committee. The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Exempt Party-in-Interest Transactions
Certain Plan investments are shares of the Company’s Class A Common Stock and Class B Common Stock and therefore qualify as party-in-interest transactions. The fair value of these investments was $194 million at December 31, 2019 and $219 million at December 31, 2018. For the year ended December 31, 2019, these investments depreciated by $8 million and earned dividends of $4 million. During the year ended December 31, 2019, the Plan purchased $6 million and sold $23 million of the Company’s Class A and Class B Common Stock.

Fidelity Management Trust Company (the “Trustee”) is the trustee and custodian of the Plan and Fidelity Workplace Services LLC (the “Recordkeeper”) is the recordkeeper of the Plan. On April 1, 2019, the CBS Corporation Investments Committee for CBS Defined Contribution Plans appointed State Street Global Advisors Trust Company (“State Street”) as an independent fiduciary for the Plan’s ViacomCBS Common Stock funds. Certain

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Plan investments are shares of funds and bonds managed by the Trustee, State Street or their affiliates and therefore qualify as party-in-interest transactions. The fair value of these investments was $22 million at both December 31, 2019 and 2018. The Plan’s investments also include a synthetic guaranteed investment contract issued by State Street. The contract value of this synthetic guaranteed investment contract was $91 million at December 31, 2019.

Participant Accounts
Each Plan participant’s account is credited with the participant’s contributions, the employer matching contributions, if applicable, and the participant’s share of the interest, dividends, and any realized or unrealized gains or losses of the Plan’s assets, net of certain Plan expenses.

Participants have the option of investing their contributions or existing account balances among various investment options. These investment options include common collective funds, registered investment companies (mutual funds), separately managed accounts, which primarily invest in common stocks, a fixed income fund and the ViacomCBS Class B Common Stock fund.

Within the Plan, the ViacomCBS Class A Common Stock fund and ViacomCBS Class B Common Stock fund are part of an Employee Stock Ownership Plan (“ESOP”). As a result, the Plan offers an ESOP dividend election under which Plan participants can elect to reinvest any ESOP dividends paid on vested shares back into the ESOP account in ViacomCBS Class B Common Stock or, for the ViacomCBS Class B Common Stock fund only, to receive the dividends as a cash payout. If a participant does not make an election, the dividends are reinvested in the ESOP account in the ViacomCBS Class B Common Stock fund.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the fixed income fund. A participant may transfer up to 25% of his or her account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and there is no minimum for subsequent individual transfers.

Contributions
The Plan permits participants to contribute up to 50% of eligible annual compensation on a traditional before-tax, Roth 401(k) after-tax, or combination basis and up to 15% of eligible annual compensation on a traditional after-tax basis, subject to the Code limitations set forth below. Total combined contributions may not exceed 50% of eligible annual compensation. Roth 401(k) contributions and the related earnings can be withdrawn tax-free if certain requirements are met. The level of employer matching contributions is entirely at the discretion of the Board and is determined annually for all participants in the Plan. For 2019, the Board set the employer’s matching contribution at 60% of the first 5% of eligible compensation contributed on a before-tax or Roth 401(k) basis.

Participants may elect to invest their matching contributions in any investment option, including the ViacomCBS Class B Common Stock fund. If no option is elected by the participant, the matching contribution is invested in the Plan’s Qualified Default Investment Alternative (“QDIA”), a common collective fund that is primarily invested in a mix of equities and bonds appropriate for the participant’s target retirement year, which is assumed to be at age 65.

Upon date of hire and, effective on the 60th day following the date upon which an employee becomes eligible to participate in the Plan, newly hired employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 5% of the employee’s eligible compensation. However, a deemed authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The Code limits the amount of annual participant contributions that can be made on a before-tax or Roth 401(k) basis to $19,000 for 2019. Total compensation considered under the Plan, based on Code limits, could not exceed $280,000 for 2019. The Code also limits annual aggregate participant and employer contributions to the lesser of $56,000 or 100% of compensation in 2019. All contributions made to the Plan on an annual basis may be further limited due to certain nondiscrimination requirements prescribed by the Code.

All participants who have attained age 50 before the close of the Plan year (calendar year) are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participant makes the maximum $19,000 contribution permitted for the Plan year. The limit for catch-up contributions was $6,000 in 2019.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. Effective July 1, 2019, the Plan was amended to provide that employer matching contributions vest at one-third per year of service, becoming fully vested after three years of service.

Forfeitures
If a participant’s employment terminates prior to being vested in their employer matching contributions, the non-vested portion of their account is forfeited and may be used for future employer matching contributions and to pay administrative expenses. Forfeitures are recorded at the time vested benefits are distributed or as of the close of the fifth consecutive year of break in service if no distribution was elected. During 2019, the Plan utilized forfeitures of $2.5 million for matching contributions and approximately $363,000 to pay administrative expenses. As of December 31, 2019 and 2018, the Plan had forfeitures of approximately $22,000 and $296,000, respectively, available to be used as noted above.

Notes Receivable from Participants
Eligible participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved. Principal and interest is payable through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s current investment elections. Loans outstanding at December 31, 2019 carry interest rates ranging from 4.25% to 9.25%.

Distributions and Withdrawals
Earnings on employee contributions (other than after-tax contributions) and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum, in installments over a period of up to 20 years, or in partial distributions of the account balance in the event of retirement, termination of employment, disability or death. For vested account balances invested in the ViacomCBS Class A Common Stock fund and ViacomCBS Class B Common Stock fund, participants may elect to receive distributions in cash or whole shares. In general, participants must receive a required minimum distribution

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

(“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attained age 70 ½ on or before December 31, 2019, that age is 70 ½. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), that age is 72.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions and the vested portion of employer matching contributions. Upon attainment of age 59 ½, participants may also withdraw all or part of their before-tax or Roth 401(k) contributions and earnings thereon. The Plan limits participants to two of the above withdrawal elections in each Plan year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and employee before-tax or Roth 401(k) contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer matching contributions and earnings thereon are eligible for distribution and can be rolled over to a tax qualified retirement plan or an Individual Retirement Account (“IRA”) or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance, it will be automatically paid in a single lump sum cash payment, and taxes will be withheld from the distribution.

Plan Expenses
Trustee fees and fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses such as fees for accounting, investment consulting and employee communications may be paid by the Plan using forfeitures or may be paid by the Company. Recordkeeping fees are paid from participant accounts. For 2019, $1.2 million was paid to the Trustee and the Recordkeeper, parties in interest, for services provided during the year.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In accordance with Financial Accounting Standards Board (“FASB”) guidance, investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value was determined to be the relevant measurement for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.

Investment Valuation
Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in common stock are reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices in active markets. The fair value of investments in separately managed accounts is

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

determined by the Trustee based upon the fair value of the underlying securities. The fair values of investments in common collective funds are determined using the net asset value per share (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund and ranges from one day to one month. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2019 and 2018. The fair value of fixed income, asset-backed and mortgage-backed securities is determined by independent pricing sources based on quoted market prices, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker quoted prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

As part of their investment strategy, the managers of the fixed income fund, which invests in synthetic guaranteed investment contracts, may use derivative financial instruments for various purposes, including managing exposure to sector risk or movements in interest rates, extending the duration of the investment portfolio and as a substitute for cash securities. The derivative instruments typically used are interest rate futures and swaps. Interest rate swaps are recorded at fair value and marked-to-market through the duration of the contract term with an offsetting increase to unrealized appreciation (depreciation). Futures are marked-to-market and settled daily. The daily receipt or payment is recognized as unrealized appreciation (depreciation) until the contract is closed at which time the total fair value of the futures contract is recognized as a realized gain (loss).

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts through the fixed income fund. The contract value of these contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.

Security Transactions and Income Recognition
Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Net appreciation or depreciation in the fair value of investments, included in the Statement of Changes in Net Assets Available for Benefits, consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments presented at fair value.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits
Benefit payments are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Accounting Pronouncements Not Yet Adopted
Changes to the Disclosure Requirements for Fair Value Measurements
In August 2018, the FASB issued amended guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance, which is effective for annual periods beginning after December 15, 2019, is not expected to have a material impact on the Plan’s financial statements.
NOTE 4 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options. Investment securities are exposed to various risks such as market, interest rate and credit risk. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. In addition, the coronavirus disease (“COVID-19”) pandemic has negatively impacted, and may continue to negatively impact, the macroeconomic environment in the United States and globally. The magnitude of the impact will depend on numerous evolving factors, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the pandemic, as well as the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.
NOTE 5 - INVESTMENTS AT CONTRACT VALUE
The Plan invests in synthetic guaranteed investment contracts, which provide for the repayment of principal plus interest through benefit-responsive wrapper contracts. A wrapper contract is issued by a third party insurance company, financial institution or bank, and is held in combination with fixed income securities to form a synthetic guaranteed investment contract. The interest crediting rate on synthetic guaranteed investment contracts reflects the yield of the associated fixed income investments, plus the amortization of realized and unrealized gains and losses on those investments, typically over the duration of the investments. Interest crediting rates are reset on a monthly or quarterly basis, and the wrapper contracts provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero. Certain factors can influence the future interest crediting rates, including the level of market interest rates, the amount and timing of participant contributions and withdrawals, and the returns generated by the fixed income investments that are associated with the synthetic guaranteed investment contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that may limit the ability of the Plan to transact at contract value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value in certain events, including loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

At December 31, 2019 and 2018, the contract value of the Plan’s synthetic guaranteed investment contracts was $969 million and $1.06 billion, respectively.
NOTE 6 - FAIR VALUE MEASUREMENTS
The following tables set forth the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2019 and 2018. See Note 3 for the valuation methodology used to measure the fair value of these investments. There have been no changes to the methodologies used to measure the fair value of each asset from December 31, 2018 to December 31, 2019. These assets have been categorized according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in Level 1, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs reflecting the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset. The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan has no investments classified within Level 3 of the valuation hierarchy.

At December 31, 2019	Level 1	Level 2	Total
Self-directed accounts (a)	$37,023	$5,008	$42,031
Separately managed accounts:
Wellington Growth Portfolio (b)	236,706	1,196	237,902
Dodge & Cox Value Equity Fund (b)	146,182	2,358	148,540
ViacomCBS Common Stock funds (c)	193,998	435	194,433
Registered investment companies (d)	252,551	—	252,551
Money market funds (e)	—	11,181	11,181
Total assets in fair value hierarchy	$866,460	$20,178	$886,638
Common collective funds measured at net asset value (f)			2,120,043
Investments, at fair value			$3,006,681

At December 31, 2018	Level 1	Level 2	Total
Self-directed accounts (a)	$30,957	$5,792	$36,749
Separately managed accounts:
Wellington Growth Portfolio (b)	180,379	533	180,912
Dodge & Cox Value Equity Fund (b)	132,678	6,193	138,871
CBS Common Stock funds (c)	218,801	1,848	220,649
Registered investment companies (d)	222,661	—	222,661
Money market funds (e)	—	13,409	13,409
Total assets in fair value hierarchy	$785,476	$27,775	$813,251
Common collective funds measured at net asset value (f)			1,780,398
Investments, at fair value			$2,593,649

(a)	Primarily invested in common stock and registered investment companies. Assets categorized as Level 2 reflect investments in money market funds.

(b)	Primarily invested in large capitalization equities. Assets categorized as Level 2 reflect investments in money market funds.

(c)	Assets categorized as Level 2 reflect investments in money market funds.

(d)	Primarily invested in equities.

(e)	Primarily invested in U.S. government securities and U.S. government agency securities.

(f)
In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated January 13, 2015, indicating that the Plan document satisfied the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator believes that, although the Plan has been amended subsequent to the date of the IRS determination, it is designed and is currently being operated in compliance with the applicable provisions of the Code. In addition, the Plan Administrator has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken that require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 8 - TERMINATION PRIORITIES
Although the Company anticipates that the Plan will continue indefinitely, it reserves the right, by action of its Board, to terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of termination of the Plan, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2019	2018
Net assets available for benefits per the financial statements	$4,006,115	$3,687,216
Participant loans deemed distributed	(1,444)	(1,497)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(4,717)
Net assets available for benefits per the Form 5500	$4,004,671	$3,681,002
The following is a reconciliation of the net increase in net assets available for benefits as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2019
Net increase in net assets available for benefits per the financial statements	$318,899
Participant loans deemed distributed at December 31, 2019	(1,444)
Participant loans deemed distributed at December 31, 2018	1,497
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2018	4,717
Net increase in net assets available for benefits per the Form 5500	$323,669

CBS 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 10 - SUBSEQUENT EVENTS
In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide expanded access to retirement plan accounts during the COVID-19 pandemic. The Plan adopted provisions relating to the withdrawal feature made available to individuals impacted by COVID-19. Those withdrawals first became available under the Plan as of April 6, 2020 and will be available through December 31, 2020. The CARES Act also granted a one-year waiver for RMDs otherwise payable in 2020, including distributions for Plan participants who turned 70 ½ in 2019 and would ordinarily have received two distributions in 2020 - one in April for 2019 and another by year-end for 2020. The Plan suspended RMDs payable after the CARES Act was enacted.

Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

SCHEDULE H, line 4a

CBS 401(k) PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2019
(Dollars in thousands)

Participant Contributions Transferred late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
Check Here If Late Participant Loan				Fiduciary Correction Program (VFCP) and
Repayments Are Included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Prohibited Transaction Exemption 2002-51

$—	$—	$134	$—	$—

SCHEDULE H, line 4i

CBS 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019
(Dollars in thousands)

	Identity of issue, borrower, lessor or similar party	Maturity and Interest Rates	Cost (4)	Current Value
	Self-Directed Accounts (1)			$42,031

	Corporate Common Stock Funds
*	ViacomCBS Inc. Class A Common Stock			458
*	ViacomCBS Inc. Class B Common Stock			193,540
*	Fidelity Institutional Money Market Government Portfolio			435
	Total Corporate Common Stock Funds			194,433

	Mutual Funds
	DFA U.S. Small Cap Fund			104,436
	Vanguard Total International Stock Index Fund			148,115
*	Fidelity Institutional Money Market Government Portfolio			11,181
	Total Mutual Funds			263,732

	Common Collective Funds
	BlackRock S&P 500 Index Fund			770,213
	BNY Mellon Aggregate Bond Index Fund			221,182
	BlackRock LifePath Retirement Fund			172,043
	BlackRock LifePath 2040 Fund			161,090
	BlackRock Extended Equity Market Fund			158,061
	BlackRock LifePath 2050 Fund			147,260
	BlackRock LifePath 2045 Fund			117,676
	BlackRock LifePath 2030 Fund			80,899
	BlackRock LifePath 2035 Fund			80,451
	Invesco International Growth Fund			75,074
	BlackRock LifePath 2025 Fund			70,974
	BlackRock LifePath 2055 Fund			57,507
	BlackRock LifePath 2060 Fund			7,613
	Total Common Collective Funds			2,120,043

	Separately Managed Accounts
	Wellington Growth Portfolio (1) (2)			237,902
	Dodge & Cox Value Equity Fund (1) (2)			148,540
	Total Separately Managed Accounts			386,442

	Synthetic Guaranteed Investment Contracts
	Transamerica Premier Life Insurance Company MDA01263TR	Evergreen and variable %		349,838
	Lincoln National Life Insurance Company BVW0024G	Evergreen and variable %		288,108
	Prudential Insurance Company of America GA-62413	Evergreen and variable %		240,696
*	State Street Bank and Trust Company No. 108002	Evergreen and variable %		90,717
	Total Synthetic Guaranteed Investment Contracts			969,359

*	Notes receivable from participants (3)	Maturity dates ranging from 2020 to 2044 and interest rates ranging from 4.25% to 9.25%		23,584

	Total investments and notes receivable from participants			$3,999,624

*	Identified as a party-in-interest to the Plan.
(1)	Includes $10 million of investments identified as party-in-interest transactions to the Plan.
(2)	Refer to Attachment A for listing of assets relating to these accounts.
(3)	Does not include participant loans deemed distributed.
(4)	There are no non-participant directed investments.

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	ABIOMED INC	COMMON STOCK		$1,726
	ADOBE INC	COMMON STOCK		5,091
	ADVANCED MICRO DEVICES INC	COMMON STOCK		3,994
	ALIBABA GROUP HOLDING LTD SPON ADR	COMMON STOCK		2,176
	ALPHABET INC CL C	COMMON STOCK		12,434
	AMAZON.COM INC	COMMON STOCK		12,281
	AMERICAN TOWER CORP	COMMON STOCK		4,564
	AMETEK INC NEW	COMMON STOCK		731
	APPLE INC	COMMON STOCK		17,915
	AUTODESK INC	COMMON STOCK		3,686
	BIOGEN INC	COMMON STOCK		682
	BOEING CO	COMMON STOCK		2,581
	CDW CORPORATION	COMMON STOCK		2,349
	CERIDIAN HCM HLDG INC	COMMON STOCK		1,519
	CONSTELLATION BRANDS INC CL A	COMMON STOCK		3,568
	CANADIAN NATL RAILWAY CO	COMMON STOCK		2,210
	DANAHER CORP	COMMON STOCK		1,388
	DEXCOM INC	COMMON STOCK		406
	DOCUSIGN INC	COMMON STOCK		3,091
	EDWARDS LIFESCIENCES CORP	COMMON STOCK		3,173
	EQUIFAX INC	COMMON STOCK		2,775
	EQUINIX INC	COMMON STOCK		2,222
	FACEBOOK INC CL A	COMMON STOCK		7,268
	FIDELITY NATL INFORM SVCS INC	COMMON STOCK		3,368
	FLEETCOR TECHNOLOGIES INC	COMMON STOCK		5,164
	GLOBAL PAYMENTS INC	COMMON STOCK		3,909
	HILTON WORLDWIDE HOLDINGS INC	COMMON STOCK		2,677
	HOME DEPOT INC	COMMON STOCK		4,045
	IHS MARKIT LTD	COMMON STOCK		3,871
	INTERCONTINENTAL EXCHANGE INC	COMMON STOCK		2,363
	LOCKHEED MARTIN CORP	COMMON STOCK		4,230
	MSCI INC	COMMON STOCK		1,723
	MARKEL CORP	COMMON STOCK		2,358
	MARKETAXESS HLDGS INC	COMMON STOCK		526
	MARSH & MCLENNAN COS INC	COMMON STOCK		2,401
	MASTERCARD INC CL A	COMMON STOCK		7,720
	METTLER-TOLEDO INTL INC	COMMON STOCK		2,535
	MICROSOFT CORP	COMMON STOCK		17,432
	MICROCHIP TECHNOLOGY	COMMON STOCK		3,551
	MONSTER BEVERAGE CORP	COMMON STOCK		2,711
	NIKE INC CL B	COMMON STOCK		1,135
	NORTHROP GRUMMAN CORP	COMMON STOCK		2,584
	O’REILLY AUTOMOTIVE INC	COMMON STOCK		2,616
	PAYPAL HLDGS INC	COMMON STOCK		5,022
	PENUMBRA INC	COMMON STOCK		1,820
	PROGRESSIVE CORP OHIO	COMMON STOCK		3,011
	ROSS STORES INC	COMMON STOCK		2,083
	S&P GLOBAL INC	COMMON STOCK		1,683
	SS&C TECHNOLOGIES HOLDINGS INC	COMMON STOCK		3,969
	SALESFORCE.COM INC	COMMON STOCK		5,517
	SEATTLE GENETICS INC	COMMON STOCK		1,268
	SERVICENOW INC	COMMON STOCK		4,388
	SLACK TECHNOLOGIES INC CL A	COMMON STOCK		2,182
	SPLUNK INC	COMMON STOCK		2,714
*	STATE STREET GOVERNMENT SHORT TERM INVESTMENT FUND	MUTUAL FUND		1,196
	TJX COMPANIES INC NEW	COMMON STOCK		1,271
	THERMO FISHER SCIENTIFIC INC	COMMON STOCK		2,775
	TRANSUNION	COMMON STOCK		4,404
	TYLER TECHNOLOGIES INC	COMMON STOCK		1,903
	UBER TECHNOLOGIES INC	COMMON STOCK		2,163
	UNDER ARMOUR INC CL A	COMMON STOCK		2,479
	UNITEDHEALTH GROUP INC	COMMON STOCK		4,502
	VISA INC CL A	COMMON STOCK		5,426
	WORKDAY INC CL A	COMMON STOCK		3,286
	NET RECEIVABLES			91
		WELLINGTON GROWTH PORTFOLIO		$237,902

*	Identified as a party-in-interest to the Plan.

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	AEGON NV (NY REGD) NEW YORK REGISTERED SHARES	COMMON STOCK		$725
	ALNYLAM PHARMACEUTICALS INC	COMMON STOCK		795
	ALPHABET INC CL C	COMMON STOCK		5,230
	ALPHABET INC CL A	COMMON STOCK		268
	AMERICAN EXPRESS CO	COMMON STOCK		2,253
	APACHE CORP	COMMON STOCK		1,558
	ASTRAZENECA PLC SPONS ADR	COMMON STOCK		2,892
	BAKER HUGHES CO	COMMON STOCK		2,414
	BANK OF AMERICA CORPORATION	COMMON STOCK		4,931
	BANK OF NEW YORK MELLON CORP	COMMON STOCK		3,050
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCK		473
	THE BOOKING HOLDINGS INC	COMMON STOCK		2,773
	BRIGHTHOUSE FINANCIAL INC	COMMON STOCK		604
	BRISTOL-MYERS SQUIBB CO	COMMON STOCK		4,301
	CIGNA CORP	COMMON STOCK		4,204
	CVS HEALTH CORP	COMMON STOCK		1,634
	CAPITAL ONE FINANCIAL CORP	COMMON STOCK		5,043
	CELANESE CORP	COMMON STOCK		1,564
	CHARTER COMMUNICATIONS INC A	COMMON STOCK		4,851
	CISCO SYSTEMS INC	COMMON STOCK		1,271
	COGNIZANT TECH SOLUTIONS CL A	COMMON STOCK		1,439
	COMCAST CORP CL A	COMMON STOCK		4,519
	CONCHO RESOURCES INC	COMMON STOCK		1,138
	DELL TECHNOLOGIES INC CL C	COMMON STOCK		1,285
	DISH NETWORK CORP A	COMMON STOCK		1,188
	FEDEX CORP	COMMON STOCK		4,612
	FOX CORP CL A	COMMON STOCK		1,481
	FOX CORPORATION B	COMMON STOCK		319
	GAP INC	COMMON STOCK		621
	GILEAD SCIENCES INC	COMMON STOCK		1,689
	GLAXOSMITHKLINE PLC SPONS ADR	COMMON STOCK		2,909
	GOLDMAN SACHS GROUP INC	COMMON STOCK		3,334
	HP INC	COMMON STOCK		2,980
	HALLIBURTON CO	COMMON STOCK		1,468
	HARLEY-DAVIDSON INC	COMMON STOCK		480
	HESS CORP	COMMON STOCK		1,403
	HEWLETT PACKARD ENTERPRISE CO	COMMON STOCK		2,538
	INCYTE CORP	COMMON STOCK		419
	JOHNSON CONTROLS INTERNATIONAL PLC	COMMON STOCK		3,382
	JPMORGAN CHASE & CO	COMMON STOCK		2,649
	JUNIPER NETWORKS INC	COMMON STOCK		1,158
	LILLY (ELI) & CO	COMMON STOCK		1,446
	MATTEL INC	COMMON STOCK		644
	MAXIM INTEGRATED PRODUCTS INC	COMMON STOCK		707
	MEDTRONIC PLC	COMMON STOCK		908
	METLIFE INC	COMMON STOCK		3,186
	MICRO FOCUS INTERNATIONAL PLC SPND ADR	COMMON STOCK		631
	MICROSOFT CORP	COMMON STOCK		4,889
	MICROCHIP TECHNOLOGY	COMMON STOCK		3,246
	MOLSON COORS BEVERAGE CO B	COMMON STOCK		1,197
	NATIONAL OILWELL VARCO INC	COMMON STOCK		626
	NEWS CORP NEW CL A	COMMON STOCK		292
	NOVARTIS AG SPON ADR	COMMON STOCK		3,153
	OCCIDENTAL PETROLEUM CORP	COMMON STOCK		4,224
	QURATE RETAIL INC	COMMON STOCK		632
	SANOFI SPON ADR	COMMON STOCK		3,971
	SCHLUMBERGER LTD	COMMON STOCK		2,010
	SCHWAB CHARLES CORP	COMMON STOCK		5,564
	SPRINT CORP	COMMON STOCK		671
*	STATE STREET CORP	COMMON STOCK		174
*	STATE STREET GOVERNMENT SHORT TERM INVESTMENT FUND	MUTUAL FUND		2,358
	TE CONNECTIVITY LTD	COMMON STOCK		2,588
	TRUIST FINL CORP	COMMON STOCK		1,915
	UNITED TECHNOLOGIES CORP	COMMON STOCK		3,145
	UNITEDHEALTH GROUP INC	COMMON STOCK		2,793
	WELLS FARGO & CO	COMMON STOCK		5,784
	NET PAYABLES			(59)
		DODGE & COX VALUE EQUITY FUND		$148,540

*	Identified as a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CBS 401(k) PLAN

Date: June 25, 2020	By:	/s/ Mark Beatty
Mark Beatty
Member of the Administrative Committee

VIACOMCBS INC.

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer